EXHIBIT 16(b)

Calculation of Filing Fee Tables

Schedule 13e-3

(Form Type)

Leafly Holdings, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1—Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction(1)(2)	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$125,001	0.00015310	$19.14	(2)
Fees Previously Paid	―		$0
Total Transaction Valuation	$125,001
(2)Total Fees Due for Filing			$19.14
Total Fees Previously Paid			$0
Total Fee Offsets			$0
Net Fee Due			$0

(1)

Aggregate number of securities to which transaction applies: As of the close of business on April 10, 2025, the maximum number of shares of the Company to which this transaction applies, assuming the maximum reverse stock split ratio of 1 for 500, is estimated to be approximately 446,430.

(2)

Per unit price or other underlying value of transaction pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (set forth the amount on which the filing fee is calculated and state how it was determined): Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated as the product of the maximum number of shares to which this transaction would apply and the cash out value of $0.28 per share of common stock. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.0001531.

Table 2-Fee Offset Claims and Sources

	Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A